Royale Energy Holdings, Inc.
1870 Cordell Court, Suite 210
El Cajon, California 92010

October 12, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Washington, D.C. 20549-7010

Attention:  Irene Barbarena-Meissner

RE:	Royale Energy Holdings, Inc.
Registration Statement on Form S-4/A
Filed October 6, 2017
File No. 333-216055
Dear Ms. Barbarena-Meissner:
Royale Energy Holdings, Inc. requests, pursuant to Rule 461, that the Commission accelerate to Monday, October 16, 2017, at 4:30 p.m., as the date on which the referenced registration statement on Form S-4 shall become effective.
In making this request, we acknowledge that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Royale Energy Holdings, Inc.

/s/ Jonathan Gregory

By:  Jonathan Gregory
Chief Executive Officer